UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  April 30, 2008                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 29, 2008

                      (Unaudited - Prepared by Management)

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the nine months ended February 29, 2008, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)


                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  2,327,470       1,680,753
Amounts receivable (Note 3)                             887,448         269,997
Prepaid expenses and deposits                            13,558          52,580
Inventories (Note 4)                                  1,242,295         116,706
                                                   ------------    ------------
                                                      4,470,771       2,120,036

IVA TAX RECEIVABLE                                    1,624,617       1,045,413

MINERAL PROPERTY INTERESTS (Note 5)                  27,156,180      26,240,492

PROPERTY, PLANT AND EQUIPMENT (Note 6)                2,304,282       1,364,623
                                                   ------------    ------------
                                                     35,555,850      30,770,564
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities              1,471,470         388,386
Current portion of long-term debt (Note 7)              783,840         962,910
                                                   ------------    ------------
                                                      2,255,310       1,351,296

LONG-TERM DEBT (Note 7)                                       -         615,193

ASSET RETIREMENT OBLIGATION (Note 15)                   627,387         590,894

FUTURE INCOME TAX LIABILITIES                         4,300,000       4,300,000
                                                   ------------    ------------
                                                      7,182,697       6,857,383
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                               30,094,986      96,437,468
CONTRIBUTED SURPLUS (Note 10)                         4,194,412       2,891,157
DEFICIT                                              (5,916,245)    (75,415,444)
                                                   ------------    ------------
                                                     28,373,153      23,913,181
                                                   ------------    ------------
                                                     35,555,850      30,770,564
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE BOARD

/s/ ALFREDO PARRA  , Director
------------------
/s/ NICK DEMARE    , Director
------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2008            2007            2008            2007
                                                         $               $               $               $

REVENUE                                               2,507,487               -       7,262,014               -

COST OF OPERATIONS                                   (2,084,709)              -      (5,321,282)              -

DEPLETION AND AMORTIZATION                             (248,301)              -        (747,641)              -
                                                   ------------    ------------    ------------    ------------
OPERATING PROFIT                                        174,477               -       1,193,091               -
                                                   ------------    ------------    ------------    ------------
EXPENSES

General and administration                              470,811         210,218       1,298,664         513,666
Accretion of reclamation obligation                      12,170               -          36,493               -
Interest expense on long-term debt                       20,856         110,380          83,724         110,380
Stock-based compensation (Note 9)                        29,542       1,829,000       1,391,952       2,288,000
                                                   ------------    ------------    ------------    ------------
                                                        533,379       2,149,598       2,810,833       2,912,046
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (358,902)     (2,149,598)     (1,617,742)     (2,912,046)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                16,746           6,090          31,188          42,491
Foreign exchange gain (loss)                             76,464        (159,432)         85,625        (213,936)
                                                   ------------    ------------    ------------    ------------
                                                         93,210        (153,342)        116,813        (171,445)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (265,692)     (2,302,940)     (1,500,929)     (3,083,491)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.01)         $(0.09)         $(0.05)         $(0.18)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                            32,519,735      25,900,663      31,055,333      17,122,463
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2008            2007            2008            2007
                                                         $               $               $               $


DEFICIT - BEGINNING OF PERIOD                        (5,650,553)    (72,521,934)    (75,415,444)    (71,741,383)

ELIMINATION OF DEFICIT (Note 8(a))                            -               -      71,000,128               -
                                                   ------------    ------------    ------------    ------------
                                                     (5,650,553)    (72,521,934)     (4,415,316)    (71,741,383)

NET LOSS FOR THE PERIOD                                (265,692)     (2,302,940)     (1,500,929)     (3,083,491)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (5,916,245)    (74,824,874)     (5,916,245)    (74,824,874)
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2008            2007            2008            2007
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                               (265,692)      (2,360,280)     (1,500,929)     (3,083,491)
Adjustment for items not involving cash
   Depletion and amortization                           248,301           3,608         747,641          15,129
   Accretion of reclamation obligation                   12,170               -          36,493               -
   Stock-based compensation                              29,542       1,829,000       1,391,952       2,288,000
   Interest expense                                      (2,722)              -           5,778               -
   Foreign exchange gain                                (15,990)              -        (107,653)              -
                                                   ------------    ------------    ------------    ------------
                                                          5,609        (527,672)        573,282        (780,362)
Decrease (increase) in amounts receivable               930,891        (256,088)       (617,451)       (750,876)
Decrease (increase) in prepaid expenses
   and deposits                                           7,145         (12,766)         39,022         (24,918)
Increase in inventories                                (631,433)              -        (216,761)              -
Increase in IVA tax receivable                         (266,735)              -        (579,204)              -
Decrease in accounts payable
   and accrued liabilities                             (194,144)        (33,336)       (146,430)        (92,796)
                                                   ------------    ------------    ------------    ------------
                                                       (148,667)       (829,862)       (947,542)     (1,648,952)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               215,471       3,519,523       4,690,170       6,713,512
Share issue costs                                             -        (247,559)       (121,221)       (266,182)
Repayment of long-term debt                            (225,990)       (241,000)       (686,610)       (241,000)
                                                   ------------    ------------    ------------    ------------
                                                        (10,519)      3,030,964       3,882,339       6,206,330
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Cash assumed on acquisition of ALB                            -           3,962               -           3,962
Additions to property, plant and equipment             (549,466)              -        (720,589)              -
Additions to mineral property interests                (295,317)     (2,125,856)     (1,567,491)     (6,686,832)
                                                   ------------    ------------    ------------    ------------
                                                       (844,783)     (2,121,894)     (2,288,080)     (6,681,870)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
   FOR THE PERIOD                                    (1,003,969)         79,208         646,717      (2,124,492)

CASH - BEGINNING OF PERIOD                            3,331,439       1,453,976       1,680,753       3,657,676
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  2,327,470       1,533,184       2,327,470       1,533,184
                                                   ============    ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)




          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



1.       NATURE OF OPERATIONS

         Rochester Resources Ltd. (the "Company") is engaged in gold and silver mining and the exploration and development of its mineral property interests in Mexico. Construction of the cyanidation processing plant and related infrastructure at the Mina Real Property was completed at the end of December 2006 and commissioning of the mill commenced in January 2007. Effective June 1, 2007 the Mina Real Property was determined by management to have achieved commercial production.

         These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to continue as a going concern.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         ACCOUNTING POLICIES ADOPTED

         Revenue Recognition

         Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

         RECENT ACCOUNTING PRONOUNCEMENTS

         Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

         Financial Instruments - Recognition and Measurement (Section 3855)

         In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

         Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at February 29,2008 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company 's financial statements.

         Comprehensive Income (Section 1530)

         Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

         COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform with the presentation as at and for the nine month period ended February 29, 2008.


3.       AMOUNTS RECEIVABLE
                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $

         Production receivable                          752,452         190,812
         Other receivables                              134,996          79,185
                                                   ------------    ------------
                                                        887,448         269,997
                                                   ============    ============

4.       INVENTORIES

                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $

         Stock-piled ore                                413,403               -
         Mine stores, supplies and other                828,892         116,706
                                                   ------------    ------------
                                                      1,242,295         116,706
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



5.       MINERAL PROPERTY INTERESTS
                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $
         Producing

         Mina Real Property

         Acquisition and other                       18,458,507      18,458,507
         Deferred exploration and development costs   9,262,618       7,948,907
         Accumulated depletion                         (847,261)       (201,108)
                                                   ------------    ------------
                                                     26,873,864      26,206,306
                                                   ------------    ------------
         Non-Producing

         Santa Fe Property

         Acquisition and other                           91,548          34,186
         Deferred exploration                           190,768               -
                                                   ------------    ------------
                                                        282,316          34,186
                                                   ------------    ------------
                                                     27,156,180      26,240,492
                                                   ============    ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of six concessions covering approximately 7,358 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could then earn its interests, as follows:

                  (i)      an initial  20%  interest  on funding  the initial US
                           $750,000;
                  (ii) a further 20% interest on funding a further US $750,000; and
                  (iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property through the acquisition of ALB through the issuance of 10,500,000 common shares of the Company.

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico near the Mina Real Property. The agreement comprises one concession covering approximately 3,823 hectares. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

                  The Company has also staked an additional two concessions covering approximately 13,164 hectares adjacent to the Santa Fe Property.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



6.       PROPERTY, PLANT AND EQUIPMENT

                                                 FEBRUARY 29, 2008
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                      COST         AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 149,689          23,339         126,350
         Office equipment                36,021           2,746          33,275
         Mill and mine equipment      1,014,224          95,215         919,009
         Buildings                      201,585          12,559         189,026
         Land                         1,036,622               -       1,036,622
                                   ------------    ------------    ------------
                                      2,438,141         133,859       2,304,282
                                   ============    ============    ============

                                                   MAY 31, 2007
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                      COST         AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                  69,907           6,928          62,979
         Office equipment                16,060             402          15,658
         Mill and mine equipment        883,184          22,079         861,105
         Buildings                      118,495           2,962         115,533
         Land                           309,348               -         309,348
                                   ------------    ------------    ------------
                                      1,396,994          32,371       1,364,623
                                   ============    ============    ============


7.       LONG-TERM DEBT
                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $
         Amount due to Huajicari - US $800,000
              (May 31, 2007 - US $1,475,000)            783,840       1,578,103
         Less:  current portion - US $800,000          (783,840)       (962,910)
                                                   ------------    ------------
                                                              -         615,193
                                                   ============    ============

         The amount due to Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. As at February 29, 2008 accrued interest of $5,778 was recorded and has been included in accounts payable and accrued liabilities.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



8.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                         NINE MONTHS ENDED                  YEAR-ENDED
                                                         FEBRUARY 29, 2008                  MAY 31,2007
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                29,665,438      96,437,468      11,237,735      75,890,208
         Reduction of capital                                 -     (71,000,128)              -               -
                                                   ------------    ------------    ------------    ------------
                                                     29,665,438      25,437,340      11,237,735      75,890,208
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
            Private placements                        2,000,000       4,000,000       4,600,456       6,575,524
            Exercise of warrants                        337,518         353,380       2,864,247       3,188,286
            Exercise of options                         378,000         336,790         463,000         302,360
         For corporate finance fee                      125,000         250,000               -               -
         For commission                                 126,113         252,226               -               -
         Reallocation from contributed surplus
            relating to the exercise of options               -         250,322               -         226,662
         Reallocation from contributed surplus
            relating to the exercise of agent's
               option and warrants                            -          17,520               -          32,965
         For acquisition of ALB                               -               -      10,500,000      10,500,000
                                                   ------------    ------------    ------------    ------------
                                                      2,966,631       5,460,238      18,427,703      20,825,797
         Less:  share issue costs                             -        (802,592)              -        (278,537)
                                                   ------------    ------------    ------------    ------------
                                                      2,966,631       4,657,646      18,427,703      20,547,260
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      32,632,069      30,094,986      29,665,438      96,437,468
                                                   ============    ============    ============    ============


         (a) On November 20, 2007 the shareholders of the Company passed a special resolution to reduce the Company's capital by $71,000,128, being an amount equal to the deficit of the Company at May 31, 2005. This deficit arose as a result of prior unsuccessful business activities previously carried out by the Company under the direction of its former management and board. The reduction of capital resulted in a corresponding elimination of $71,000,128 of the deficit.

         (b) On October 25, 2007 the Company completed a private placement of 2,000,000 units at $2.00 per unit for gross proceeds of $4,000,000. Each unit comprises one common share and one-half share purchase warrant. One full warrant entitles the holder to purchase an additional common share at an exercise price of $2.25 per share for a period of 18 months. The Company paid Canaccord Capital Corp. (the "Agent") a cash commission of $40,274 and issued 126,113 units (the "Agent's Units"), at a fair value of $252,226. Each Agent's Unit comprises one common share and one-half share purchase warrant, with the same exercise terms as the purchase warrants. The Company also paid Canaccord an administration fee of $15,000 and issued 125,000 common shares, for a $250,000 corporate finance fee, and 146,250 warrants (the "Agent's Warrants"). Each Agent's Warrant is exercisable into a common share at an exercise price of $2.00 per share for a period of 18 months.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



8.      SHARE CAPITAL (continued)

                  The fair value of the Agent's Warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 78%; a risk-free interest rate of 4.08%; and an expected life of 18 months. The value assigned to the Agent's Warrants was $179,145.

                  The Company also incurred additional share issue costs of $65,947 on this private placement.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at February 29, 2008 and February 28, 2007 and the changes for the nine months ending on those dates is as follows:

                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        2,363,458         1.90          1,282,000         0.97
                  Issued                              1,209,306         2.00          3,300,455         1.50
                  Exercised                            (337,518)        1.05         (1,444,722)        1.12
                  Expired                                     -            -            (54,750)        2.00
                                                   ------------                    ------------
                  Balance, end of period              3,235,246         2.11          3,082,983         1.45
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at February 29, 2008:

                                        EXERCISE
                      NUMBER              PRICE                EXPIRY DATE
                                            $

                       230,992             0.80                May 3, 2008
                       700,000             2.75                November 17, 2008
                       499,949             1.40                December 11, 2008
                        74,999             2.25                February 2, 2009
                       520,000             2.25                February 12, 2009
                     1,063,056             2.25                April 25, 2009
                       146,250             2.00                April 25, 2009
                  ------------
                     3,235,246
                  ============

                  On February 1, 2008 the Company extended the expiring terms for 74,999 warrants, originally due to expire on February 2, 2008, to a revised expiry date of February 2, 2009, and for 520,000 warrants, originally due to expire on February 12, 2008, to a revised expiry date of February 12, 2009.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the nine months ended February 29, 2008 the Company granted 1,254,000 (2007 - 2,425,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $1,255,910 (2007 - $2,288,000) on these stock options and $136,042
         (2007 - $9,000) on stock options which vested during the period.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended February 29, 2008 and February 28, 2007:
                                            2008                     2007

         Risk-free interest rate        3.78% - 4.71%            3.92% - 3.96%
         Estimated volatility             78% - 99%                93% - 103%
         Expected life                2 years - 3 years             5 years
         Expected dividend yield             0%                        0%

         The weighted average fair value of stock options granted during the period to the Company's directors, employees and consultants was $1.00 (2007 - $0.90) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at February 29, 2008 and February 28, 2007 and the changes for the nine months ending on those dates is as follows:

                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 2,582,000         1.57            720,000         0.62
         Granted                                      1,254,000         1.94          2,425,000         1.64
         Exercised                                     (378,000)        0.89           (415,500)        0.64
         Cancelled                                     (330,000)        1.77           (100,000)        0.80
                                                   ------------                    ------------
         Balance, end of period                       3,128,000         1.72          2,629,500         1.56
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at February 29, 2008:


             NUMBER         NUMBER         EXERCISE
          OUTSTANDING     EXERCISABLE        PRICE            EXPIRY DATE
                                               $

               22,500          22,500         0.62            January 17, 2009
              150,000         150,000         1.40            November 24, 2009
            1,504,000       1,504,000         1.85            January 8, 2010
               50,000          16,667         2.15            February 14, 2010
              100,000               -         1.65            June 8, 2010
              274,000         274,000         1.65            June 12, 2010
              650,000         423,750         2.12            October 26, 2010
               80,000          80,000         2.30            November 16, 2010
              297,500         297,500         0.90            September 5, 2011
         ------------    ------------
            3,128,000       2,768,417
         ============    ============


10.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as February 29, 2008 and February 28, 2007 and the changes for the nine months ending on those dates is presented below:
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                 2,891,157         608,284
         Stock-based compensation on stock
            options (Note 9)                          1,391,952       2,288,000
         Stock-based compensation on agent's
            warrants                                    179,145               -
         Stock options exercised                       (250,322)       (198,412)
         Agent's warrants exercised                     (17,520)              -
                                                   ------------    ------------
         Balance, end of period                       4,194,412       2,697,872
                                                   ============    ============


11.      RELATED PARTY TRANSACTIONS

         During the nine months ended February 29, 2008 and February 28, 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:
                                                       2008            2007
                                                         $               $

         Accounting and administration                   51,150               -
         Management fees                                 18,360          58,500
         Professional fees                               91,651          62,892
                                                   ------------    ------------
                                                        161,161         121,392
                                                   ============    ============

         These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at February 29, 2008, accounts payable and accrued liabilities include $16,674 (2007 - $8,257) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



12.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the acquisition, exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                                 FEBRUARY 29, 2008
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES      INCOME (LOSS)
                                         $               $               $

         Mineral operations (Mexico) 33,223,703       7,262,014         560,697
         Corporate (Canada)           2,332,147          31,188      (2,061,626)
                                   ------------    ------------    ------------
                                     35,555,850       7,293,202      (1,500,929)
                                   ============    ============    ============

                                                   MAY 31, 2007
                                   --------------------------------------------
                                   IDENTIFIABLE
                                      ASSETS         REVENUES        NET LOSS
                                         $               $               $
         Mineral operations (Mexico) 29,217,261               -        (113,548)
         Corporate (Canada)           1,553,303          46,622      (3,560,513)
                                   ------------    ------------    ------------
                                     30,770,564          46,622      (3,674,061)
                                   ============    ============    ============


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at February 29, 2008 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to February 29, 2008 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)




14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the nine months ended February 29, 2008 and February 28, 2007 as follows:

                                                       2008            2007
                                                         $               $
         Financing activities

         Long-term debt                                       -       2,146,375
         Share issue costs                             (681,371)              -
         Issuance of common shares for
            acquisition of ALB                                -      10,500,000
         Issuance of common shares for non-cash
            consideration                               770,068         198,412
         Contributed surplus                            (88,697)       (198,412)
                                                   ------------    ------------
                                                              -      12,646,375
                                                   ============    ============
         Investing activities

         Additions to property, plant and equipment    (320,558)              -
         Additions to mineral property interests     (1,104,857)    (12,646,375)
                                                   ------------    ------------
                                                     (1,425,415)    (12,646,375)
                                                   ============    ============
         Operating activity

         Increase in accounts payable and
            accrued liabilities                       1,425,415               -
                                                   ============    ============

         Other supplemental cash flow information:
                                                       2008            2007
                                                         $               $


         Interest paid in cash                           90,039               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


15.      ASSET RETIREMENT OBLIGATION

         A summary of the Company's reclamation obligation on the Mina Real Property at February 29, 2008 and February 28, 2007 and the changes for the nine months ended on those dates is as follows:

                                                       2008            2007
                                                         $               $

         Balance, beginning of period                   590,894               -
         Accretion                                       36,493               -
                                                   ------------    ------------
         Balance, end of period                         627,387               -
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                FOR THE NINE MONTH PERIOD ENDED FEBRUARY 29, 2008



The  following  Management's  Discussion  and  Analysis  ("MD&A")  of  Rochester
Resources Ltd. ("Rochester" or the "Company") is prepared as at April 25, 2008 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes for the nine month period ended February 29, 2008, which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer engaged in the production and the continued exploration and development of its Mina Real and Santa Fe Properties located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico. The Company now has an operating mill which is generating cash flow from operations. The Company is also implementing an exploration and development program utilizing funds raised in the capital markets and cash flow from operations to define additional resources and production capabilities.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

PROPERTY UPDATE

OVERVIEW

The Company holds a 100% interest in the Mina Real Property, a gold silver property comprising 7,358 hectares located in the state of Nayarit, Mexico, east of the capital city of Tepic. The Mina Real Property is held through the Company's wholly-owned subsidiary, Mina Real Mexico SA de CV ("Mina Real Mexico").

The Company also has an option agreement to acquire a 70% interest in the Santa Fe gold/silver property located immediately east of the Mina Real Property. The Santa Fe Property comprises one concession covering approximately 3,823 hectares. Compania Minera Santa Fe SA de CV was established to hold the Santa Fe concession and the Company holds a 70% interest in this entity. In addition the Company added to its land position by staking an additional 13,164 hectares adjacent to the Santa Fe concession.

OPERATIONS SUMMARY

During the three month period ended February 29, 2008 the Company produced 3,302 ounces of gold equivalent. This production was 35% less than the planned production of 5,100 ounces of gold equivalent. The failure to achieve planned production was due, in part, to not recovering the free gold and silver in the circuit and higher than expected dilution in the mine.

With respect to operating capabilities of the plant gold recoveries are within budget parameters at +90% levels and approximately 50% for silver. In January when working on alternatives for increasing silver recovery it was found that the amount of free gold and silver in the circuit had increased and was not being recovered. The efforts to increase silver recovery have focussed on the installation of a Falcon Gravimetric concentrator. This centrifugal concentration unit is anticipated to increase silver recovery significantly from current levels and it will also improve gold recovery. The capital cost of this unit is in the range of $100,000. The addition of the Falcon concentrator alone is not expected to improve silver recovery to the 90% plus levels but it will have a marked improvement on silver recovery and will more than pay for the capital cost of installation in a very short period of time. Modifications to the circuit will not be completed until quarter three, 2008.

Production from the mine has also been negatively impacted by the failure to achieve targeted development of workings. Maintenance of mine equipment, the availability of spare parts and qualified mechanics has contributed significantly to this problem and has resulted in significant down time.

The immediate priority is to conduct sufficient development work to ensure that the ore required to feed the mill at 300 tonnes per day is available with an average head grade of 8.5 grams of gold and 150 grams of silver per tonne. Florida NW, where exploration efforts have identified seven new veins, is expected to be the focus of the development work over the coming months. Florida NW is seen as an area which has the potential to hold significant tonnage with good grade potential. Access into Florida NW was delayed while the Company negotiated a surface rights agreement. The agreement was finalized in January and work crews were immediately mobilized in late January.

While there have been challenges this quarter the Company's management and operations team have worked diligently to address these issues and implement a plan to address these problems. Looking forward we remain confident regarding the prospects and potential of the Mina Real Mine. Ongoing work at Florida, Florida NW, Tajos Cuates and Santa Fe show that, while we are experiencing normal industry wide set-backs, we also have significant opportunity.

We are projecting that we will have completed construction and be operating at 300 tonnes per day by quarter three, 2008. Once this priority project is completed we plan to resume the exploration and development programs at Tajos Cuates and Santa Fe.

MINING OPERATIONS

December 2007

During the month 6,334 tonnes were transported to the mill, containing an average grade of 7.89 g/t Au and 148 g/t Ag.

In December 2007, at Florida, a total of 288 metres of drifting were developed, of which 33 metres were in ore, producing a total of 313 tonnes, with an average grade of 4.3 g/t Au and 169.4 g/t Ag.

At Florida NW, in the 1320 level, a total of 16.5 metres of ramp were developed to cut the veins that outcrop in this area.

In the Tajos Cuates area, in the 896 level, 61.5 metres were developed. In addition, 57 metres were developed to cut the Tajos Cuates 1 vein on the Chalata level.

During the month it became apparent that scoop tram maintenance and availability was an issue. The Company has seven scoop trams but during the month only four were operational and these only had 68.5% availability. Considering that there are seven scoop trams in the fleet the overall availability was about 30%. Maintenance of this equipment is an ongoing problem with long lead times for spare parts required and a lack of qualified mechanics contributing to down time. As a result of this problem, the decision was made to establish a workshop in the city of Tepic, located just under two hours from the mine, in order to facilitate repairs of mining equipment and reduce maintenance down time.

January 2008

In January  2008,  at Florida,  a total of 390.1 metres were  developed of which
36.3 metres were in ore, producing a total of 325 tonnes with a grade of 8.2 g/t Au and 176 g/t Ag. Actual development was 30% below plan.

During the month 6,453 tonnes were transported to the mill, containing an average grade of 6.27g/t Au and 175.8 g/t Ag.

At Florida NW at the 1320 level 121.1 metres of ramp were developed to access and intersect the veins that outcrop in this area, we have cut two veins. The ramp will continue to access deeper levels for development and production purposes.

In Tajos Cuates area, at the 896 level, 158 metres of drift development was completed. Further drifting of 50 metres is required to reach beyond the area containing old workings.

The availability factor of scoop trams increased by 10% in this month. During the month of January the Company placed an order for two new scoop trams. The units are manufactured in China, are favourably priced, with the necessary specifications for use at Florida. The first unit is expected in March.

February 2008

In February 338.6 metres were developed of which 26.7 metres were in ore, producing a total of 674 tonnes of ore from developments with a grade of 4.6 g/t Au and 208 g/t Ag. Drifting for this period was 30% below plan.

The Company decided to temporarily suspend developments at Tajos Cuates and devote all resources to developing Florida North. Results in the Florida North area have been positive and the area can be accessed faster in order to provide additional mill feed for the anticipated upgrade to 300 tonnes per day.

At Florida NW at the 1320 level an additional 87 metres of ramp were developed in the month of February.

During the month 6,039 tonnes were transported to the mill, containing an average grade of 6.76g/t Au and 147.53 g/t Ag.

March 2008

In March 2008, a total of 287 metres were developed of which 160.9 metres were in ore, producing a total of 5,890 tonnes with a grade of 7.62 g/t Au and 149.4 g/t Ag. The drift development of 527 metres was below plan by 49%.

During the month 6,056 tonnes were transported to the mill, containing an average grade of 6.7 g/t Au and 147.5 g/t Ag.

The original mine plan called for mine development to continue in conjunction with production. In order to maintain throughput to the mill with grade control, a minimum of 500 metres of drift development is required each month. If development of 500 metres is not achieved the consequence is that there are fewer workings from which to produce and as a consequence less flexibility to maintain optimum grade.

In order to address this issue of mine production, management has taken the following corrective actions:

   (1) Identified and retained a qualified contractor so that there will be three contractors on site - one for each area.
   (2)   Increased training and supervision of mine staff.
   (3)   Focused geology department on production rather than exploration.

During March one of the scoop trams arrived on site and was placed into operation. The second is expected to arrive in early May.

MILL OPERATIONS

December 2007

The tonnes  milled and  processed  were 5,530.5  tonnes with an average grade of
7.01 grams of gold and 132.6 grams of silver, 11% below plan. The recoveries were 94% for gold and 54% for the silver.

The Company produced 12,292.76 ounces of silver and 1,048.16 ounces of gold, a total of 1,264.03 ounces of gold equivalent.

The expansion to the existing tailings dam will allow for an additional service life of between 8 - 10 months considering the increase in production from quarter three, 2008 onwards.

Geological and topographic work required for the new tailings dam has been concluded. A geotechnical study was commissioned as part of the permitting process.

Topographic and geologic studies are finished for the site of the new tailings dam and the report concludes a geotechnical study is required to determine the viability of the site for the construction of the new tailings dam.

January 2008

The tonnes  milled and  processed  were 4,820.6  tonnes with an average grade of
5.68 grams of gold and 167.8 grams of silver, 20% below plan. Recoveries were 93.05% for gold and 52.46% for silver. The Company produced 859.34 oz of gold and 12,159.13 oz of silver, for a total of 1,059.9 oz of gold equivalent.

During January the expansion of the facilities area for workers and employees was completed, adding 15 additional dormitories and a dining room area. These new areas are located at the plant, which saves time and improves services to workers and employees, avoiding transportation time to the town of Estanzuela were the old facilities used to be.

The Company completed a final budget review for increasing the capacity of the plant up to 300 tonnes per day. The total investment required is US $1,200,000. This amount includes a provision for contingencies of 10%. The plant is scheduled to be ready to increase production in quarter three, 2008.

The geotechnical study required for the new tailings dam was completed. Unfortunately the land did not qualify due to high fractures. Based on these results the Company developed a study to determine the viability of filtering and hauling the tailings and using the same land to deposit a dry residual material. This alternative has been accepted by SEMARNAT, Mexico's environmental government agency. The equipment required for this has been ordered and permitting is in process and time frame is within the planned time frame. The investment cost will be increase by US $600,000 including the cost of the higher power capacity required for this alternative. The capacity extension of the current tailings dam was concluded, providing an additional 10 month capacity. This time will be sufficient for the implementation of the dry material tailings dam.

February 2008

The crushing section of the plant has been increasing its efficiency from 11 tonnes per hour in December up to 17 tonnes per hour in February.

The tonnes  milled and  processed  were 5,665.4  tonnes with an average grade of
5.01 grams of gold and 140.2 grams of silver, 2% below plan. The grades for gold and silver were 30% below plan. Recoveries were 89.72% for gold and 40.18% for silver.

The Company  produced  769.67 oz of gold and 10,313.72 oz of silver,  a total of
979.46 ounces of gold equivalent.

In February work continued on the production expansion plan with 50% of the required materials being ordered.

In order to find other alternatives to increase silver recovery, we conducted tests to determine if Falcon Gravimetric concentrators would increase silver recovery. Tests were made taking samples from the output of the mill and from the ore coming out of the reactor. The results allow us to conclude that it may be possible to increase recoveries for gold to between 97% - 98% and for silver to between 75% - 82%. To confirm these results there will be continuous testing to have enough information to determine the recovery for each element and the size of the concentrator required.

The cyanide destruction plant continues producing excellent results, maintaining cyanide values well below permitted levels.

Work continued on the dry tailings dam submissions which will be required to obtain all necessary government approvals. A meeting with a representative of SEMARNAT was held to review the process to date and review filings which remain to be completed.

This month the program for the repair and maintenance of the dirt road from Santa Maria del Oro to Estanzuela was completed. The municipality supported this program by funding 60% of the total cost.

March 2008

The tonnes milled and processed were 5,590 tonnes with an average grade of 5.9 grams of gold and 123.8 grams of silver. Recoveries were 92.75% for gold and 39.80% for silver. The Company produced 748 oz of gold and 8,524. 75 oz of silver, a total of 1,013.16 oz of gold equivalent

Work on the plant expansion continued with completion of the foundations for the 10x10 mill, secondary crusher, press filter and air compressors. In addition, conveyor belts, ducts for the crushing and milling area are under construction. To date, 75% of all equipment and materials have been ordered.

The 10x10 ball mill was moved to the site and mounted on its foundations. The new liners for the ball mill were ordered and work is ongoing on the installation process.

This month there was an inspection visit from the government agency that regulates work environment, safety etc. and no significant issues arose from this inspection.

GEOLOGY AND EXPLORATION

DECEMBER 2007

Direct Exploration

288 metres of drift development were completed at the Florida Mine. A total of 33 metres were developed within the vein and 255 metres in waste rock. Developments in waste rock were drifts for access and ventilation of veins already located.

In the Florida Mine, at level 1090, the average grade for 14.0 metres of development was 6.2 g/t gold and 87 g/t silver. In the Tajos Cuates Mine, for the 14 metres development completed, we had an average width of 1.69 metres with
3.18 g/t gold and 677 g/t silver. The Tajos Cuates Mine will be a future source of mill feed.

During the month a total of 1,309 samples were taken and assayed at the mine lab and 46 samples were sent to SGS, an outside independent laboratory.

Diamond Drill at Santa Fe Project

Diamond Drill Hole CLV-01-07, targeted on the Clavellinos vein system, was completed at 78.85 metres depth. The hole cut the target structure to the 33.20
m. and continued to intersect small veins until 78.85 m. Assay results defined a zone of 11.2 m with an average grade of 0.81 g/t Au and 239 g/t Ag, including a sample of 1.97 m grading of 1.29 g/t Au and 736 g/t Ag.

Diamond Drill Hole CLV-O2-08, located to test deeper on the same section line as hole CLV-02-08 commenced late in the month.

Regional Exploration

During the month the main development was the recognition of new structures in the West area and the Tajos Cuates NW area; we have located seven new structures in these areas, in some of them we have found old workings. The located veins are: La Perdida, the Turkish, Finca I and Finca II, Camichina, Pitaya andSapphire.

159 samples from trenches, channel samples and outcrops were taken during the month. Some highlights are listed below:

21992 sample from La Finca Vein:  4.7 g/t Au and 245 g/t Ag with a 0.6 m width
21973 sample from La Finca II:    3.0 g/t Au and 390 g/t Ag, with a 0.4 m width
24044 sample from Camichina:      4.5 g/t Au and 1,108 g/t Ag with a 0.6 m width
24063 sample from Sapphire:       6.0 g/t Au and 173 g/t Ag with a 0.6 m width

JANUARY 2008

Santa Fe Project

Hole CLV-02-08 continued. Drilling was very slow due to difficult ground conditions and mechanical problems.

Florida NW

1320 level incline continues with a total development of 190 metres, this inclines has the objective of access to deeper levels for exploration.

1385 North incline: Advance 15.0 metres within the vein, the grade of this drift is 7.5 g/t gold and 171 g/t of silver over a width of 1.42 metres.

1385 South incline develops 17 metres within the vein, samples indicates grades of 14 g/t gold and 213 g/t silver. over a width between 0.4 and 1.5 metres.

Tajos Cuates Mine

Drifting continued on the Chalata level.

FEBRUARY 2008

Santa Fe Project

Diamond drillhole CLV-02-08 was completed at 223.7 m total depth. It intersected a number of zones of faulting and associated silicification. Assay results are pending.

Florida NW

Diamond drilling with two drill rigs continued during the month.

1385 N Incline: 37.5 metres of drifts within the vein were developed with an average of 1.1 metres width and a grade of 4.5 g/t gold and 150 g/t silver.

1385S Incline: 45. 0 metres were developed within the vein that has a 1.13 metre width an average grade of 3.0 g/t gold and 234 g/t silver.

Incline 1320: total length of this incline is 220 metres. It cuts a series of fault zones and a structure with veinlets and alteration with grades of 1.6 g/t gold and 72 g/t silver and an average width of 1.5 metres. This incline is being developed out of the vein and it cuts ore as it goes to deeper levels.

To the date the exploration at Florida NW area has shown positive results. Trenches, channel samples, drifting confirms the existence of seven veins, additional development is ongoing.

Tajos Cuates

The Chalata drift continues to the north 67 metres were developed during the month.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            ------------------------------------   -------------------------------------------------   ----------
                                         FISCAL 2008                                  FISCAL 2007                     FISCAL 2006
                            ------------------------------------   -------------------------------------------------   ----------
THREE MONTH PERIODS ENDING   FEB 29/08   NOV 30/08     AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06    MAY 31/06
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                     2,507,487    2,987,744    1,766,783          Nil          Nil          Nil          Nil          Nil
Cost of operations          (2,084,709)  (1,920,735)  (1,315,838)         Nil          Nil          Nil          Nil          Nil
Depletion and amortization    (248,301)    (261,933)    (237,407)         Nil          Nil          Nil          Nil          Nil
Expenses                      (533,379)  (1,329,371)    (948,083)    (545,036)  (2,039,218)    (640,911)    (121,537)    (237,338)
Other items                     93,210       50,585      (26,982)     (45,534)    (263,722)      (3,134)     (14,969)     (22,415)
Net loss                      (265,692)    (473,710)    (761,527)    (590,570)  (2,302,940)    (644,045)    (136,506)    (259,753)
Basic and diluted loss per
   share                         (0.01)       (0.02)       (0.03)       (0.04)       (0.09)       (0.05)       (0.01)       (0.06)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
BALANCE SHEET:
Working capital              2,215,461    4,558,148      684,866      768,740    1,227,597    1,898,776    3,595,277    3,536,076
Total assets                35,555,850   34,657,344   30,539,200   30,770,564   23,019,599    7,765,911    6,531,028    4,971,556
Total long-term liabilities        Nil      125,100      368,740      615,193      936,000          Nil          Nil          Nil
Asset retirement               627,387      615,217      603,447      590,894          Nil          Nil          Nil          Nil
Future income tax liability  4,300,000    4,300,000    4,300,000    4,300,000          Nil          Nil          Nil          Nil
                            ------------------------------------   -------------------------------------------------   ----------

RESULTS OF OPERATIONS

During the nine months ended February 29, 2008 (the "2008 period") the Company reported a net loss of $1,500,929 compared to a net loss of $3,083,491 for the nine months ended February 28, 2007 (the "2007 period"), a decrease in loss of $1,582,562. The periods are not comparable as the Company was not in commercial production prior to June 1, 2007 and had no production in the corresponding 2007 period. As a result, no depletion on mineral property interests or amortization on property, plant and equipment was taken until the 2008 period.

The Company recognized net revenue during the 2008 period of $7,262,014 generated on the sale of 9,693 ounces of gold equivalent, for an average of $749 net revenue per ounce (net of royalty and treatment charges).


                            -----------------------   -----------------------   -----------------------
THREE MONTH PERIOD ENDING:     FEBRUARY 29, 2008         NOVEMBER 30, 2007          AUGUST 31, 2007
                            -----------------------   -----------------------   -----------------------
Ounces of gold equivalent           3,293 oz                   3,744 oz                  2,656 oz
                            -----------------------   -----------------------   -----------------------

                               TOTAL      PER OUNCE      TOTAL      PER OUNCE      TOTAL      PER OUNCE
                                 $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------

Net revenue                  2,507,487       761.46    2,987,744       798.01    1,766,783       665.20
Cost of operations           2,084,709       633.07    1,920,735       513.02    1,315,838       495.42
Depletion and amortization     248,301        75.40      261,933        69.96      237,407        89.39

Operating profit               174,477        52.99      805,076       215.03      213,538        80.39
                            -----------------------   -----------------------   -----------------------

All production from the mill is shipped and sold to MetMex Penoles SA de CV ("Penoles"), a major Mexican mining and processing company, at their smelter in Torreon, located approximately 1,000 kilometres from the mill. Pursuant to the Company's sales contract with Penoles, the Company is paid for 98.5% of the gold shipped and 97% of the silver shipped. The price paid by Penoles is based on the average of the closing London final for the month production is shipped. The Company initiated negotiations with an alternate buyer in order to obtain more favourable terms. An alternate buyer has been identified and terms have been settled but in order to implement the Company must finalize a transition arrangement with Penoles.

The cost of operations for the nine months ended February 29, 2008 comprise the following:

                                                                        $

Mine costs                                                          2,351,397
Mill costs                                                          2,438,921
Service department costs                                              530,964
                                                                   ----------
                                                                    5,321,282
                                                                   ==========

The service department costs include activities which provide services to both mine and mill departments.

General and administrative expenses for the nine months ended February 29, 2008 and February 28, 2007 are as follows:

                                                         2008         2007
                                                           $            $

Accounting and administrative                             69,510       59,485
Audit                                                     59,885       12,540
Consulting                                               137,415       60,052
Corporate development                                    133,610       67,420
Insurance                                                 23,080            -
Investor relations                                        70,000       51,508
Legal                                                     20,200       13,445
Management fees                                                -       58,500
Office                                                   211,171       50,423
Regulatory fees                                           14,057       13,609
Rent                                                      14,133        7,800
Salaries and benefits                                    404,526       57,295
Shareholder costs                                         19,979       10,653
Transfer agent fees                                       13,908       14,188
Travel                                                   107,190       36,748
                                                      ----------   ----------
                                                       1,298,664      513,666
                                                      ==========   ==========

General and administrative expenses of $1,298,664 were reported in the 2008 period, an increase of $784,998, from $513,666 in the 2007 period. Specific expenses of note during the 2008 period as compared to the 2007 period are as follows:

     - accounting, management and administrative fees of $69,510 (2007 - $62,325) charged by Chase Management Ltd. ("Chase") a private corporation owned by Mr. Nick DeMare, a director of the Company;
     - consulting fees totalling $137,413 (2007 - $60,052) were paid, of which $91,651 (2007 - $60,052) were paid mainly to current and former directors and officers;
     - corporate development expenses of $133,610 (2007 - $67,420) for ongoing market awareness and promotional campaign and participation in several international investment conferences;
     - $70,000 (2007 - $18,000) was paid to Empire Communications inc. ("Empire") to provide investor relations services. During the 2007 period, $33,508 was paid to Accent Marketing Limited ("Accent") to provide a market awareness campaign and investor relation activities in Europe. The agreement was terminated on November 23, 2007;

     - travel expenses of $107,910 (2007 - $36,748) for ongoing mine site visits to Mexico and participation in several international investment conferences;
     -   incurred  $23,080 for director  and  officers'  insurance  for the 2008 period;
     - audit fees of $59,885 (2007 - $12,540) were recorded. The increase is attributed to the timing and recording of audit fees for fiscal 2007;
     - during the 2007 period management fees of $58,500 were paid to the former President of the Company; ? office expenses of $211,171 (2007 -
     - 50,423) were incurred, of which $190,752 was for costs associated with the mining office in Mexico; and
     -   during the 2008 period salaries and benefits  expense of $404,326 (2007
         - $57,295) was paid, of which $355,924 was mainly for the administrative staff in Mexico.

Interest income is generated from cash held with the Company's financial institution. During the 2008 period, the Company reported interest and other income of $31,188 as compared to $42,491 during the 2007 period. The decrease is attributed to higher levels of cash held during the 2007 period.

During the 2008 period the Company recorded a total of $1,561,841 for additions to mineral property interests, of which $248,130 was attributed to exploration activities on the Santa Fe Property and $1,313,711 for exploration activities on the Mina Real Project. Exploration, development and pre-production activities conducted in the 2008 period are described in "Exploration Projects" in this MD&A.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the 2008 period the Company completed a 2,000,000 unit brokered private placement for gross proceeds of $4,000,000. In addition the company issued 715,518 common shares on the exercise of stock options and warrants for gross proceeds of $690,170. As at February 29, 2008, the Company had working capital of $2,215,461 compared to $768,740 as of May 31, 2007. The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs, make capacity and recovery improvements to the mill and related infrastructure and provide adequate working capital for the upcoming year. However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of February 29, 2008

                                         PAYMENTS DUE BY PERIOD
                            -------------------------------------------------
                             LESS THAN      1 TO     GREATER THAN
                              1 YEAR       2 YEARS      2 YEARS       TOTAL
                                 $            $            $            $
                            ----------   ----------   ----------   ----------
Contractual Obligations
    Long-term debt             783,840            -            -      783,840
                            ==========   ==========   ==========   ==========

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2007 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Revenue Recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

Recent Accounting Pronouncements

Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments - Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at February 29,2008 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company 's financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 29, 2008 and February 28, 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                         2008         2007
                                                           $            $

Accounting and administration                             51,150            -
Management fees                                           18,360       58,500
Professional fees                                         91,651       62,892
                                                      ----------   ----------
                                                         161,161      121,392
                                                      ==========   ==========

These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at February 29, 2008, accounts payable and accrued liabilities include $16,674 (2007 - $8,257) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an arrangement with Empire to provide investor relations services under which the Company is currently paying a monthly fee of $10,000. During the 2008 period, the Company paid a toal of $70,000 to Empire. On October 26, 2007, the Company granted Empire a further 35,000 options with an exercise price of $2.15 per share, subject to vesting provisions.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 25, 2008, there were 32,632,069 issued and outstanding common shares. In addition there were 3,128,000 stock options outstanding at exercise prices ranging from $0.62 to $2.30 per share and 3,235,246 warrants outstanding, with exercise prices ranging from $0.80 to $2.75 per share.

                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, ALFREDO PARRA, CHIEF EXECUTIVE OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending February 29, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  April 28, 2008


/s/ Alfredo Parra
-----------------------
Alfredo Parra
Chief Executive Officer

IF THE CERTIFYING OFFICER'S TITLE IS NOT "CHIEF EXECUTIVE OFFICER" OR "CHIEF FINANCIAL OFFICER", INDICATE IN WHICH OF THESE CAPACITIES THE CERTIFYING OFFICER IS PROVIDING THE CERTIFICATE.

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, JOSE MANUAL SILVA, CHIEF FINANCIAL OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending February 29, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  April 28, 2008


/s/ Jose Manual Silva
-----------------------
Jose Manual Silva
Chief Financial Officer

IF THE CERTIFYING OFFICER'S TITLE IS NOT "CHIEF EXECUTIVE OFFICER" OR "CHIEF FINANCIAL OFFICER", INDICATE IN WHICH OF THESE CAPACITIES THE CERTIFYING OFFICER IS PROVIDING THE CERTIFICATE.

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------